                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of l934

                               (Amendment No. 3 )/1/





                             Excel Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   300657 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)















---------------------
        /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                               Page 1 of 6 Pages



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CUSIP No.    300657 10 3            13G
          ------------------

--------------------------------------------------------------------------------
1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)


         CIGNA Corporation
         06-1059331

--------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (a) / /
                                                                        (b) / /

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3)       SEC Use Only



--------------------------------------------------------------------------------
4)       Citizenship or Place of Organization


         Delaware


--------------------------------------------------------------------------------
                    (5)  Sole Voting Power          0
Number of           ------------------------------------------------------------
Shares
Beneficially        (6)  Shared Voting Power        1,109,932
Owned               ------------------------------------------------------------
by Each
Reporting           (7)  Sole Dispositive Power     0
Person              ------------------------------------------------------------
With
                    (8)  Shared Dispositive Power   1,109,932
                    ------------------------------------------------------------

--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person


         1,109,932

--------------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                                                                           ( )

--------------------------------------------------------------------------------
11)      Percent of Class Represented by Amount in Row 9


         8.9%

--------------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)


         HC, CO

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                                       13G


                                    ITEM 1(A)

Name of Issuer: Excel Industries, Inc.
               -----------------------------------------------------------------

                                    ITEM 1(B)

Address of Issuer's Principal Executive Offices:

     1120 North Main Street, Elkhart, IN 46514
--------------------------------------------------------------------------------

                                    ITEM 2(A)

Name of Person Filing:   CIGNA Corporation
                      ----------------------------------------------------------

                                    ITEM 2(B)

Address of Principal Business Office or, if none, Residence:

     One Liberty Place, Philadelphia, Pennsylvania  19192
--------------------------------------------------------------------------------

                                    ITEM 2(C)

Citizenship:   Delaware
            --------------------------------------------------------------------

                                    ITEM 2(D)

Title of Class of Securities:     Common Stock, no par value
                             ---------------------------------------------------

                                    ITEM 2(E)

CUSIP Number: 300657 10 3
             -------------------------------------------------------------------

                                     ITEM 3

If this statement is filed pursuant to Rules l3d-l(b), or 13d-2(b), check whether the person filing is a:

         (a) [ ]  Broker or Dealer registered under Section 15 of the Act

         (b) [ ]  Bank as defined in section 3(a)(6) of the Act

         (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

         (g) [X] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)


                                                             Page 3 of 6 Pages



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                                       13G


                                     ITEM 4

Ownership.

        The following ownership information is as of December 31, 1997.

        (a)    Amount Beneficially Owned:

                   1,109,932
               -----------------------------------------------------------------

        (b)    Percent of Class:

                   8.9%
               -----------------------------------------------------------------

        (c)    Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote               0
                                                              ------------------

               (ii)  shared power to vote or to direct the vote       1,109,932*
                                                                ----------------

               (iii) sole power to dispose or to direct the disposition of   0
                                                                          ------

               (iv) shared power to dispose or to direct the disposition of 1,109,932*
                        ---------

                      *See attached Exhibit


                                     ITEM 5

Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

               Not applicable

                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable


                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               See attached Exhibit.


                                     ITEM 8

Identification and Classification of Members of the Group.

               Not applicable.


                                     ITEM 9

Notice of Dissolution of Group.

               Not applicable.




                                                               Page 4 of 6 Pages



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                                       13G


                                     ITEM 10

Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1998
--------------------------------------------------------------------------------
Date

/s/ Kathryn Pietrowiak
--------------------------------------------------------------------------------
Signature


Kathryn Pietrowiak, Assistant Corporate Secretary
--------------------------------------------------------------------------------
Name/Title





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                                       13G


                                     EXHIBIT


CIGNA Corporation ("CIGNA") is filing this Schedule 13G as the ultimate parent company of the following wholly-owned subsidiaries. CIGNA may be deemed to have shared voting power and shared dispositive power with respect to the shares of Common Stock beneficially owned by such entities.


                                   Nature of                         Item 3
       Identity               Beneficial Ownership               Classification

Connecticut General         Direct owner of 515,578 shares             IC
Life Insurance Company      of Common Stock


Life Insurance Company      Direct owner of 85,929 shares              IC
of North America            of Common Stock


CIGNA Investment            Indirect through performance of            IA
Advisory Company, Inc.      Investment management
                            activities for above direct
                            owners


CIGNA Investments,          Indirect through performance of            IA
Inc.                        investment management
                            activities for CIGNA Mezzanine
                            Partners II, L.P., the direct
                            owner of 508,425 shares of
                            Common Stock




                                                               Page 6 of 6 Pages